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Exhibit 99(a)(12)

5 July 2002

Recommended cash offer* by MDCP Acquisitions I, an affiliate of Madison Dearborn Partners, L.L.C., for Jefferson Smurfit Group plc and distribution of JSG's stake in Smurfit-Stone Container Corporation

Posting of Offer Document and Spin-Off Circular

        The directors of MDCP Acquisitions and JSG announce that the Offer Document and Spin-Off Circular are being posted to JSG Securityholders today, 5 July 2002.

        Accordingly, the first closing date for the Offer is 1.00 p.m. (Dublin time), 8.00 a.m. (New York City time) on 6 August 2002.

        The Spin-Off Circular contains a notice convening an Extraordinary Shareholder Meeting of JSG shareholders to be held at 4.00 p.m. on 29 July 2002 for the purposes of considering the Spin-Off Resolution and the Management Participation Resolution.

        The record date and effective date of the distribution of JSG's stake in SSCC will be the date that the Offer becomes or is declared unconditional in all respects.

        Terms used in this announcement have the same meaning as those contained in the Offer Document and Spin-Off Circular.

        * The Offer of €2.15 per JSG Share is final and will not be raised except that, in the event that a competitive situation arises, or an alternative third party proposal is made, MDCP Acquisitions reserves the right to revise any term of the Offer.

Enquiries:
Jefferson Smurfit Group plc	Gary McGann Michael O'Riordan (Company Secretary)	+353 1 202 7000
Deutsche Bank (financial advisor to MDCP Acquisitions)	Anthony Laubi Charles Roast	+44 20 7545 8000
UBS Warburg	Peter Thompson Liam Beere	+44 20 7568 2845 +44 20 7568 2286
IBI Corporate Finance	Peter Crowley Tom Godfrey	+353 1 661 6633
WHPR	Mary Finan	+353 1 669 0030

        The directors of MDCP Acquisitions, the directors of MDCP Acquisitions plc (the controlling shareholder of MDCP Acquisitions) and the Senior Management Team (being Dr. Michael Smurfit, Mr. Gary McGann, Mr. Anthony Smurfit and Mr. Ian Curley), accept responsibility for the information contained in this announcement other than the information for which the directors of JSG accept responsibility. To the best of the knowledge and belief of the directors of MDCP Acquisitions, the directors of MDCP Acquisitions plc and the Senior Management Team (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement, for which they accept responsibility, is in accordance with the facts and does not omit anything likely to affect the import of such information.

        The directors of JSG whose names appear in the Spin-Off Circular, accept responsibility for the information relating to the Circular contained in this announcement. To the best of the knowledge and belief of the directors of JSG (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

        Deutsche Bank is regulated by the Financial Services Authority for the conduct of designated investment business in the UK and is a member of the London Stock Exchange. Deutsche Bank is acting for MDP and MDCP Acquisitions and for no one else in connection with the Offer and will not be responsible to anyone other than MDP and MDCP Acquisitions for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the Offer and Spin-Off.

        UBS Warburg is acting for JSG and for no one else in connection with the Offer and will not be responsible to anyone other than JSG for providing the protections afforded to clients of UBS Warburg or for providing advice in relation to the Offer and the Spin-Off.

        IBI Corporate Finance, which is regulated by the Central Bank of Ireland, is acting for JSG and for no one else in connection with the Offer and will not be responsible to anyone other than JSG for providing the protections afforded to clients of IBI Corporate Finance, nor for providing advice in relation to the Offer and the Spin-Off.

        This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the related acceptance documents accompanying the Offer Document which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. MDCP Acquisitions has today filed a Tender Offer containing the Offer Document and the related acceptance documents. Free copies of those documents will be available from today on the SEC's website at www.sec.gov. The Offer Document and related documents accompanying the Offer Document will be made available to all JSG Shareholders at no charge to them. JSG Shareholders are advised to read the Offer Document and the related acceptance documents when they are sent them because they will contain important information. JSG Shareholders in the US are also advised to read the Tender Offer Statement because it will contain important information.

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  Exhibit 99(a)(12)